EXHIBIT 13

                                  RED ZONE LLC
                  21300 Redskin Park Drive o Ashburn, VA 20147

                                                               November 22, 2005

BY FACSIMILE

Board of Directors
c/o Corporate Secretary
Six Flags, Inc.
122 East 42nd Street
New York, NY 10168

Board of Directors
c/o Corporate Secretary
Six Flags, Inc.
11501 Northeast Expressway
Oklahoma City, Oklahoma 73131


Dear Members of the Six Flags' Board:

      Please be advised that Red Zone LLC, through its agent, Innisfree M&A Incorporated, hand-delivered today at approximately 2:30 p.m. (EST) to the offices of the registered agent of Six Flags, Inc. (the "Company") in Delaware written consents from the holders of in excess of 57% of the Company's outstanding common stock as of October 24, 2005, the record date for the consent solicitation. The consents approve Red Zone's proposals to remove Kieran Burke, James Dannhauser and Stanley Shuman from the Company's Board of Directors, elect Daniel M. Snyder, Mark Shapiro and Dwight Schar as directors and amend certain of the Company's by-laws.

      Pursuant to Section 3.13(b) of the Company's Amended and Restated By-Laws, the Company is required to engage independent inspectors of election for the purpose of performing promptly a ministerial review of the validity of the consents. We expect such review to be completed on an expedited basis.

      In light of the clear stockholder mandate in support of Red Zone's directors and its proposals, we expect that the Board of Directors will not take any actions that are outside of the Company's ordinary course of business. We acknowledge that the Board is conducting an ongoing sales process for the Company and, consistent with our pledge to stockholders, we would expect the Board to continue that process. However, we expect that, other than at a meeting of the Board of Directors at which Messrs. Snyder, Shapiro and Schar are present, the Board will not approve a transaction that is for less than the entire Company, provides for payment of a break-up fee if stockholders do not approve the transaction or in which any member of the current board or management would have an interest that is not consistent with the interests of all stockholders.

      If the Board or management takes any action that is detrimental to the Company or impermissibly frustrates the stockholder franchise, we will take all actions necessary to hold each director and executive officer accountable and personally liable.


Sincerely,

RED ZONE LLC

By:    /s/ Daniel M. Snyder
       --------------------
Name:  Daniel M. Snyder
Title: Managing Member